SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of January 2007

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

 Marsulex Press Release dated January 29, 2007

MARSULEX ANNOUNCES DECISION TO REDEEM ITS SENIOR SUBORDINATED NOTES AND TO INCREASE ITS EXISTING SENIOR CREDIT FACILITY

TORONTO, Canada, January 29, 2007 -- Marsulex Inc. (TSX: MLX) today notified the holders of its

 9-5/8% Senior Subordinated Notes of its decision to redeem the approximately US$61 million of outstanding notes on March 01, 2007. Under the terms of the indenture, the notes will be redeemed at par together with accrued interest.

The Company has also received commitments from its senior credit syndicate to proceed with an amended credit facility, increased to $205 million, over a new 5-year term with closing expected on February 28, 2007.  The commitment is subject to confirmatory legal due diligence and preparation of an amended agreement.

“We are delighted with the support we have received from our lenders,” remarked Laurie Tugman, President and CEO of Marsulex. “Our proposed new credit facility provides us with significant flexibility to achieve expansion of our business, both organically and through acquisition, and to generate value for our shareholders.”

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control, processing or handling of industrial by-products or waste streams, and is a producer and marketer of sulphur-based industrial chemicals. The Company’s services and products are provided to a broad base of industrial customers in a wide range of industries. Website: www.marsulex.com

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman

or

William Martin
President and CEO

Chief Financial Officer

Tel: (416) 496-4157

Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

January 29, 2007	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance